GREENBERG TRAURIG LLP
MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

July 12, 2010

VIA FACSIMILE AND EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Ms. Karen J. Garnett
Assistant Director, Division of Corporation Finance

Re:	By Design, Inc.
Preliminary Information Statement on Schedule 14C
Filed June 29, 2010
File No. 000-53220
Ladies and Gentlemen:

On behalf of our client, By Design, Inc., we have set forth below responses to the comment contained in the staff’s letter dated July 9, 2010 (copy attached), relating to the captioned preliminary information statement.

Comments

General

Comment 1:  In response to the staff’s comment, 12 voting stockholders of By Design independently consented in writing to change the corporate name of By Design and to increase the authorized capitalization of the company.  Those stockholders included Deanie J. Underwood, the company’s former President and Chief Executive Officer, and several of the largest new private placement investors.  As described in the company’s Form 8-K filed June 25, 2010, the recent transactions involving By Design caused a change in control of the company.  The new stockholders, of course, supported the above-mentioned name change and authorized capitalization increase, in each case, in our view, without a solicitation in violation of Securities Exchange Act Rule 14a-3.  As new management took over the company (see the company’s information statement pursuant to Section 14f-1, filed June 28, 2010), affiliates and business acquaintences of management and those affiliates pushed to pass these fundamental changes.  In the case of the name change, the name reflects a more Asian-leaning business enterprise and, in the case of the authorized capitalization increase, the company no longer had any authorized, unissued shares.  The new stockholders came together independently to back management in expanding the company and each change was viewed as fundamental to future growth.

The stockholders in favor of the name change and authorized capitalization increase were as follows:

Name of Holder	No. of Shares	Percent of Shares	Relationship with the Company or Affiliate

Deanie J. Underwood	1,922,680	3.8%	Former Director, President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Significant Stockholder
Bradley C. Underwood	1,519,780	3.0%	Former Secretary and Significant Stockholder
Mr. Guoping Jiang	4,950,000	9.9%	Private placement investor and business acquaintance of Gary S. Ohlbaum
Elemental Investments Ltd.	4,400,000	8.8%	Private placement investor and business acquaintance of Gary S. Ohlbaum
Rabeord Ltd.	4,330,220	8.7%	Private placement investor and business acquaintance of Gary S. Ohlbaum
Olghochpo Ltd.	4,330,220	8.7%	Private placement investor and business acquaintance of Gary S. Ohlbaum
Tyrells Lessisbest Holdings Pte. Ltd.	3,550,000	7.1%	Private placement investor and business acquaintance of Gary S. Ohlbaum
Five Additional Stockholders, each owning less than 5% of outstanding shares	11,400,000	22.8%	Private placement investors and business acquaintances of Gary S. Ohlbaum or other affiliates of the Company
Total	36,402,900	72.8%

By Design did not “solicit” votes from the above stockholders, but had a prior relationship through new management, with each such stockholder as an affiliate, private placement investor, business acquaintance or otherwise.  No commission or remuneration was paid in gathering these votes.  We believe the actions taken by the company in securing the actions taken by Regulation 14C were entirely proper and customary.  These actions were taken in the context of a larger change in control transaction in which they were involved.

We also note for the staff that, among the stockholders, Deanie J. Underwood and Bradley C. Underwood consented to the name change and authorized capitalization increase.  The Underwoods together owned 96.0% of the outstanding shares of common stock of By Design prior to the closing of the change in control transaction.  We believe that, as a practical matter, this vote should allay any concerns by the staff.

Lastly, due to an inadvertent double-counting, the number and percentage of shares consenting to the name change and authorized capitalization increase have been reduced to 36,402,900 shares, or 72.8% of the company’s outstanding shares of common stock.

Concluding Note

Should you or any other member of the staff have any questions concerning this letter or desire any further information or clarification, please do not hesitate to contact me (212-801-9221) or Gary S. Ohlbaum, President and Chief Executive Officer of By Design (860-604-5892).

If at all possible, we would appreciate a telephone call by the end of business on Tuesday, July 13, 2010, in the event the staff disagrees with our position in this letter.

Very truly yours,
/s/Spencer G. Feldman
Spencer G. Feldman

Enclosures

cc:	Adam F. Turk, Esq.
Staff Attorney, Division of Corporation Finance

Mr. Gary S. Ohlbaum

BY DESIGN, INC.
2519 East Kentucky Avenue
Denver, Colorado 80209

July 12, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Ms. Karen J. Garnett
 Assistant Director, Division of Corporation Finance

Re:       By Design, Inc.
Preliminary Information Statement on Schedule 14C
Filed June 29, 2010
File No. 000-53220

Ladies and Gentlemen:

In connection with By Design’s response to the comment received from the staff of the U.S. Securities and Exchange Commission by letter dated July 9, 2010, By Design acknowledges:

1. By Design is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. By Design may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BY DESIGN, INC.

By: /s/ Gary S. Ohlbaum
Gary S. Ohlbaum
President, Chief Executive Officer and
Chief Financial Officcer

cc:           Adam F. Turk, Esq.